Consonance-HFW Acquisition Corp.
1 Palmer Square,

Suite 305, Princeton, NJ 08540

October 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward Kelly

Re:	Consonance-HFW Acquisition Corp.
Acceleration Request for Registration Statement on Form S-1
File No. 333-249394

Dear Mr. Kelly:

Reference is made to our letter, filed as correspondence via EDGAR on October 23, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement to October 27, 2020, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date to October 27, 2020.

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If you have any questions regarding this request, please contact Jocelyn Arel of Goodwin Procter LLP at (617) 570-1067.

Sincerely,

Consonance-HFW Acquisition Corp.

/s/ Gad Soffer
Gad Soffer
Chief Executive Officer

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP